

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Mr. Wei Lin
Chief Executive Officer and Chairman of the Board of Directors
Transax International Limited
South Part 1-101, Nanshe Area
Pengnan Industrial Park on North Yingbinbei Road
Waisha Town of Longhu District
Shantou, Guangdong, China 515023

> **Re:** **Transax International Limited**
> **Amendment No. 2 to Form 8-K**
> **Filed March 6, 2012**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 13, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 000-27845**

Dear Mr. Lin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1. Please refer to your disclosure regarding the products and services provided by BT Shantou. You state that since inception, BT Shantou has provided a number of procurement services for international toy distributors and wholesalers. You also state that BT Shantou has arranged for original equipment manufacturing ("OEM") services, pursuant to which, local OEMs produce toy products to the specific specifications of <u>one</u> of your customers. In this regard, please explain to us in detail, as well as clarify in your

disclosure, the material differences between (A) "procurement" services and (B) the arrangement of OEM services. In addition, confirm for us whether or not OEM services are truly only performed for <u>one</u> customer. Furthermore, explain to us whether sales of products and/or toy models featured on your website and/or displayed in your showroom are deemed to be (a) procurement services or (b) arrangements of OEM services. If website and showroom sales are classified based upon their specific terms or other factors, please describe for us, in detail, the primary factors considered when determining whether the sales should be classified as procurement services or arrangements of OEM services. Lastly, clarify for us, as well as in your disclosure, whether the fiscal year 2011 revenue split between procurement services and OEM services was (I) 58% and 42%, respectively, as suggested by the disclosure on page 1 of your Form 10-K or (II) 65% and 35%, as suggested by the disclosure on page F-7 of your Form 10-K. In this regard, also explain to us how OEM services represented either 35% or 42% of total revenue, given that (i) BT Brunei sales represented greater than 80% of your total sales, (ii) the disclosure on page F-7 of your Form 10-K states that BT Brunei's operations are focused on procurement services, and (iii) the disclosure on page F-18 of your Form 10-K indicates that 77.8% of your purchases were from Universal Toys (HK) Ltd., which is a distributor of toys, rather than a manufacturer of toys. As part of your response, specifically tell us the percentage of revenue generated from procurement services versus OEM services for both BT Brunei and BT Shantou. In addition, please provide your proposed expanded disclosure as part of your response.

Suppliers, page 5

2. We note your disclosure that you source your customer orders from local qualified manufacturers and trading companies. However, 77.8% of your total purchases during fiscal year 2011 were sourced from a "distributor," Universal Toys. Please clarify this fact in your disclosure. In addition, tell us and disclose in future filings, whether Changtai Toys and Yintai International Shares, which companies respectively supplied 48.3% and 28.7% of your total purchases for the three month period ended March 31, 2012, are toy manufacturers, toy trading companies, or toy distributors. Lastly, please tell us how toy trading companies differ from both toy distributors and toy manufacturers. Provide your proposed disclosure as part of your response.

3. We note your disclosure that after you monitor the quality control process at manufacturers' facilities and inspect final products upon delivery, the products are then shipped to your warehouse where you pack customer orders into containers for shipping. However, we note from response 3 of your letter dated March 30, 2012 that the majority of your product sales are shipped directly from your suppliers' facilities to your customers. Please revise your disclosure regarding the shipping of your products, as appropriate. Provide your proposed disclosure as part of your response.

Financial Statements

Consolidated Balance Sheets, page F-3

4. Please revise the balance sheets included in both your fiscal year 2011 Form 10-K and the Form 10-Q for the quarterly period ended March 31, 2012 to disclose all outstanding shares of preferred stock.

Consolidated Statements of Cash Flows, page F-6

5. Based upon our review of your balance sheets for the fiscal years ended December 31, 2011 and December 31, 2010, as well as our review of the disclosure in Note 3 to your fiscal year 2011 financial statements, it is not clear to us why "prepaid expenses and other current assets" would be reflected as a use of $883,851 in the "cash flows from operating activities" section of your fiscal year 2011 consolidated statement of cash flows. Similarly, it is not clear to us why the "cash flows from financing activities" section of your fiscal year 2011 consolidated statement of cash flows would reflect an increase in the amount due to related parties. Please advise or revise your statement of cash flows, as appropriate. If the change in the liability recorded for working capital advances, which we observed from your disclosure in Note 8 to the fiscal year 2011 financial statements, has been reflected within the reconciling items presented in the "cash flows from operating activities" section of your fiscal year 2011 consolidated statement of cash flows, please advise and explain your basis for the classification of the underlying cash flows. Alternatively, reclassify any working capital advances and/or repayments thereof as "cash flows from financing activities," as such amounts appear to be the equivalent of loans and/or loan repayments, respectively. Lastly, please consider whether the observations and concerns expressed in this comment are applicable to your fiscal year 2010 consolidated statement of cash flows and advise.

Notes to Consolidated Financial Statements

Note 10 – Income Taxes

6. Please refer to your tabular disclosure of "the components of income (loss) before income tax." We note that you have attributed all of your company's fiscal year 2011 income before income taxes to "Chinese operations." However, we note from the disclosure on page 23 of your Form 10-K (i.e., in MD&A) that your effective tax rate for 2011 was negligible, since approximately all of your consolidated taxable income was attributable to BT Brunei's operating income. In this regard, we note that BT Brunei is incorporated in the State of Brunei Darussalam, and not the People's Republic in China (the "PRC"). Given that the applicable income tax laws, as well as your exposure to income tax expense and obligations, appear to differ significantly for your operations in the PRC (i.e., BT Shantou) and your operations in the State of Brunei Darussalam (i.e., BT Brunei), we believe that your table should separately disclose your income or loss before income tax for each of those jurisdictions. Please revise your disclosure accordingly, or

advise. In addition, please tell us whether there are any potential tax implications for repatriating the earnings of BT Brunei for use in China.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Item 1. Financial Statements

Consolidated Statement of Balance Sheets, page 1

7. Based on our understanding of your business, it appears that the timing of your recognition of sales and accounts receivable would closely coincide with your recognition of the related trade accounts payable to your suppliers, because your suppliers invoice you for product upon drop shipment and you in turn invoice your customers upon that same drop shipment (or shortly thereafter in the limited cases in which product is first shipped to you). We note from your balance sheets at September 30, 2011 and December 31, 2011 that your available balance of cash is relatively small in comparison to each subsequent quarter's cost of revenues and is also less than the amount of advances from customers (net of advances to suppliers). In addition, we note that your gross margins have approximated 10 to 12 percent in recent quarters. Given these observations, please explain to us in detail why and how your accounts payable balances at September 30, 2011, December 31, 2011, and March 31, 2012 are significantly less than your related accounts receivable balances on the same respective dates. For example, we note that accounts receivable of approximately $3.0 million at December 31, 2011 exceeded accounts payable (and accrued expenses) of approximately $0.9 million by three times, or approximately $2.1 million. Similarly, accounts receivable of approximately $4.0 million at March 31, 2012 exceeded accounts payable (and accrued expenses) of approximately $1.4 million by almost three times, or approximately $2.6 million.

Consolidated Statements of Cash Flows, page 3

8. Based upon the disclosure in Note 3 to your financial statements, it appears that your "prepaid expenses" balance increased from $36,536 at December 31, 2011 to $131,379 at March 31, 2012. Based upon your balance sheets as of March 31, 2012 and December 31, 2011, "cash" and "due from related parties" appear to be the only current asset balances for which reported amounts declined between December 31, 2011 and March 31, 2012. Given our observations regarding the changes in the aforementioned current asset balances, it is not clear to us why "prepaid expenses and other current assets" have been reported as a source of $681,060 of cash in both your statement of cash flows for the period ended March 31, 2012 and in your MD&A disclosure regarding "net cash flow (used in)/provided by operating activities" for the corresponding period. Please advise or revise your financial statements and MD&A disclosure, as appropriate.

9. Per your statement of cash flows, it appears that you have deemed the change in the amount "due to related parties" to be a use of $170,724 of cash. However, we note that

the amounts reported as "due to related parties" on your balance sheets increased from $138,814 at December 31, 2011 to $603,819 at March 31, 2012. In this regard, please (A) tell us how you determined that the aforementioned change in the amount due to related parties resulted in a use of cash and (B) reconcile the change in the amounts reported on your balance sheets to the reconciling item presented in your statement of cash flows.

10. We note from your disclosure in Note 8 to the financial statements for the period ended March 31, 2012 that certain amounts reported as "due to related parties" at December 31, 2011 and March 31, 2012, as well as a portion of the change in this balance between the aforementioned reporting periods, related to advances from management for working capital. As those advances do not appear to have been reflected in the "Investing Activities" or "Financing Activities" sections of your statement of cash flows, it appears that certain, if not all, of these advances may have been reported within the "Operating Activities" section of your statement of cash flows. If so, explain to us why you believe that operating activities, rather than financing, is the appropriate classification within the statement of cash flows – particularly, as such advances would appear to be equivalent to loans.

11. We note that you have disclosed that cash paid for taxes was $34,486 and $7,212 for the periods ended March 31, 2012 and March 31, 2011, respectively. However, we also note that those same amounts were disclosed for income tax expense and cash paid for taxes for the fiscal years ended December 31, 2011 and December 31, 2010, respectively. In this regard, please advise or revise your disclosure as appropriate.

Notes to Unaudited Consolidated Financial Statements

Note 4 – Other Receivable, page 9

12. We note that your tax refund receivable balance, which was $145,448 at December 31, 2010, has increased with each subsequently filed balance sheet. As such, it is unclear to us whether you have collected any portion of the previously reported tax refund receivable balances. Please advise. In addition, please tell us whether the amounts disclosed are supposed to reflect "refunds" of amounts previously submitted to taxing authorities, as the change in the tax refund receivable balance between December 31, 2010 and December 31, 2011 appears to exceed cash taxes paid over such period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 14

13. We note from the disclosure in Note 11 to your fiscal year 2011 financial statements that 77.8% of your fiscal year 2011 net purchases were from Universal Toys. However, Universal Toys was not disclosed as a significant vendor during fiscal year 2010 and only

provided 8.1% of your net purchases for the first quarter of fiscal year 2012.   We note from your disclosure in Note 10 to the March 31, 2012 financial statements that Changtai Toys ("Changtai") and Yintai International Shares ("Yintai") were the respective sources of 48.3% and 28.7% of your net purchases for the quarter ended March 31, 2012; although, Changtai and Yintai were not disclosed as significant vendors during fiscal years 2010 and 2011. Based upon the observations noted above, we believe that you should expand your disclosure in the "Overview" section of MD&A to discuss (A) the underlying factor(s) that resulted in the significant concentration of purchases from each of the aforementioned vendors and (B) the underlying reason(s) for the significant changes in the amounts and concentration of net purchases from those vendors. For example, please explain whether the concentration of purchases from each of the vendors, as well as the changes thereto, are a reflection of (a) the sources of the sample inventory displayed in your showroom and on your website during the respective reporting periods and/or (B) other factors impacting your business, your operations, and/or your industry. In this regard, please revise your disclosure, as appropriate, and provide your proposed expanded disclosure as part of your response. In addition, tell us and disclose, if applicable, whether there are any familial or other related party relationships between your company and Chantai or Yintai.

Results of Operations, page 15

14. Please refer to your comparative analysis of the operating expenses recognized during the first quarter of fiscal year 2012 and the first quarter of fiscal year 2011. Please describe for us the nature of services that Universal Toys provides in exchange for procurement service fees. In addition, tell us the terms of any contractual agreement for these services, if any. Please be detailed in your response.

Liquidity and Capital Resources, page 16

15. Please refer to the discussion of your current asset balance at March 31, 2012, as compared to the balance at December 31, 2011. You state that a principal contributor to the increase in current assets at March 31, 2012 was the increase in accounts receivable, which reflects sales increases during the first quarter of 2012. However, based upon a comparison of your sales for the full fiscal year ended December 31, 2011 to sales for the interim period ended September 30, 2011, it appears that sales for the fourth quarter of fiscal year 2011 were $7,450,205, as compared to sales of 6,254,995 for the first quarter of 2012. As such, it does not appear that you have adequately explained the reason for the significant increase in your accounts receivable balance at March 31, 2012, as compared to December 31, 2011. In this regard, please provide us with a detailed explanation for the increase in your accounts receivable balance. In addition, ensure that future filings adequately and accurately discussed the underlying reasons for all material changes in your current asset balances. For example, we believe that it may have been meaningful for you to discuss the underlying reasons for the increase in your inventory balance from $699 to $522,661– particularly, as a significant portion of your toy sales are shipped directly from the manufacturer to your customer. With regard to the increase in

your accounts receivable balance, your response should specifically tell us whether there have been any changes to your collection terms or collection experience.

You may contact Jeffrey Sears at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or Max Webb, Assistant Director, at (202) 551-3755 with any other questions. You may also contact me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief